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SEC
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Section
MAR 01 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

"OFFICIAL SEAL"
RACHEL A STEINSTEIN
Notary Public, State of Illinois
My Commission Expires 10/24/2021

NAME OF BROKER-DEALER: Dart Executions, L.L.C.
DBA/ Ronin Professional LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans Suite 2N
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Huerta (312) 244-5338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GA

OATH OR AFFIRMATION

I, Travis Aronson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dart Executions, L.L.C., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
RACHEL A STERNSTEIN
Notary Public, State of Illinois
My Commission Expires 10/24/2021

Signature

CEO
Title

Rachel Sternstein
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Of Dart Executions, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Dart Executions, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2008.

Chicago, Illinois
February 28, 2018

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Dart Executions, LLC

Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 192,075
Receivable from broker-dealers	1,337,730
Brokerage and execution fees receivable	112,665
Total assets	$ 1,642,470
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 303,873
Member's equity	1,338,597
Total liabilities and member's equity	$ 1,642,470

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Dart Executions, LLC (the Company), a Delaware limited liability company, facilitates agency-only equity, option and futures execution services for broker-dealers, institutional customers and professional traders via a proprietary electronic order routing platform.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), the Securities Investor Protection Corporation (SIPC) and various exchanges. The Company is a wholly-owned subsidiary of Ronin Capital, LLC (Ronin, or the Parent).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue recognition: Brokerage and execution revenue and related expenses are recorded on a trade-date basis as securities and futures transactions occur.

Income taxes: The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. The results of the Company are included in the tax returns of the parent, whose members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

The Company evaluates the income tax positions taken to determine whether or not they are more-likely-than-not of being sustained when challenged or examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current tax year and prior three tax years.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncement: In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or

Note 1. Nature of Business and Significant Accounting Policies (continued)

services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 by one year. ASU 2015-14 applies to annual reporting periods for nonpublic entities beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. As of December 31, 2017, the estimated cumulative effect that the Company would recognize as an adjustment to member's equity upon adoption will be zero.

Recently issued accounting pronouncements: In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* which supersedes the leasing guidance in the Accounting Standards Codification (ASC) 840, Leases. Under ASU 2016-02 lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

Note 2. Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2017 consists of available cash balances held at the clearing firms.

Note 3. Related-Party Transactions

The Company operates under an expense sharing agreement whereby the Parent pays certain operating expenses of the Company for which the Company reimburses the Parent at a monthly fixed rate. In accordance with the terms of the agreement, the Parent will provide support services, office space, and technology.

The Company has agreements with affiliated entities whereby the affiliated entities have agreed to pay all fees, costs and expenses associated with certain trading services, as defined. The expenses are reimbursed by the affiliated entities and are not the obligation of the Company and are not accrued for in the statement of financial condition.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. The Company does not open or establish accounts on behalf of its customers and does not clear its own securities and futures transactions. All customers have pre-established securities and/or futures accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with these firms. The Company routes customer orders to

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information.

When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk.

Note 5. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the ordinary course of business, the Company is subject to regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $1,446,597 which was $1,346,597 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.14 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. Net capital changes from day to day, but at December 31, 2017, the Company had net capital of $1,446,597, which was $1,346,597 in excess of the required net capital under Rule 15c3-1 of $100,000.

DART EXECUTIONS LLC

February 16, 2018

Dart Executions, LLC, a registered introducing broker, is submitting this audited annual report and its attachments as of and for the year December 31, 2017. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

Travis Aronson
CEO

Dart Executions, LLC

Financial Report
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act